SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Amendment No. 4)



               Western National Corporation
                     (Name of Issuer)

                    Common Stock
              (Title of Class of Securities)

                         958845109
                      (CUSIP Number)

Peter V. Tuters, Senior Vice President and Chief Investment
Officer
American General Corporation, 2929 Allen Parkway, Houston
TX  77019
                      (713) 522-1111
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                    September 11, 1997
           (Date of Event which Requires Filing
                    of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


Check the following box if a fee is being paid with this statement.


              (Continued on following pages)

                     Page 1 of 7 Pages

American General Corporation ("American General") and AGC
Life Insurance Company ("AGC Life") hereby amend their statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (the
"Statement"), relating to the common stock of Western
National Corporation ("Western") as follows:


Item 2.  Identity and Background.

(a)-(c) An updated list of the executive officers and directors of American General is attached hereto as Exhibit 1 in response to Item 2(a)-(c).


Item 4.  Purpose of Transaction.

On September 12, 1997, American General and Western jointly announced a definitive agreement under which American
General will acquire the remaining 54.8% of the common equivalent shares of Western for a total consideration consisting of cash and American General common stock valued at approximately $1.2 billion or $29.75 per share. The transaction, which is subject to approval by Western's shareholders and requisite regulatory authorities, will be taxable for Western shareholders and is expected to close in early 1998. The terms of the definitve agreement (filed as Ehibit 7 hereto, the "Merger Agreement") are incorporated herein by reference.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

See response to Item 4 above. In connection with the proposed merger, American General and Western agreed that, notwithstanding the restrictions on voting and acquisition of additional shares of Western capital stock contained in the Shareholders' Agreement (Exhibit 4 and Exhibit 6 in
Item 7 below), the Shareholder's Agreement will not prohibit consummation of the proposed merger or prohibit
American General from making a competing proposal following receipt by Western of an Acquisition Proposal (as defined in the Merger Agreement) from a third party.


Item 7. Material to be filed as Exhibits. The list of exhibits is updated as follows:

  Exhibit 1 Executive Officer and Director List for
            American General in response to Item
            2(a)-(c).*

  Exhibit 2 Executive Officer and Director List for AGC
            Life in response to Item 2(a)-(c)
            (incorporated by reference to Exhibit 2 to Schedule 13D dated May 20, 1997 filed by
            American General).

  Exhibit 3 Stock Purchase Agreement dated December 2,
            1994 between American General and Conseco
            Investment Holding Company in response to
            Item 5(a) (incorporated by reference to
            Exhibit 3 to Schedule 13D dated December 2,
            1994 filed by American General).

  Exhibit 4 Shareholder's Agreement dated December 2,
            1994 between American General and Western in response to Item 5(b). (incorporated by reference to Exhibit 4 to Schedule 13D dated
            December 2, 1994 filed by American General).

  Exhibit 5 Stock Purchase Agreement dated September 13,
            1996 between American General and Western in response to Item 5(a) and Item 6
            (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K/A dated
            September 17, 1996 filed by Western).

  Exhibit 6 Amendment No. 1 to Shareholder's Agreement dated September 13, 1996 among American
            General, AGC Life and Western in response to
            Item 5(b) and Item 6 (incorporated by
            reference to Exhibit 10.3 to Current Report on Form 8-K/A dated September 17, 1996 filed by Western).

  Exhibit 7 Agreement and Plan of Merger, dated as of September 11, 1997, among Western, American
            General, and Astro Acquisition Corp.
            (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated
            September 12, 1997 filed by American
            General).




* Filed Herewith


                         SIGNATURE




  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                      AMERICAN GENERAL CORPORATION



Date: September 12, 1997        BY: /S/ PETER V. TUTERS
                      Name:     Peter V. Tuters
                      Title:    Senior Vice President
                                and Chief Investment Officer



                      AGC LIFE INSURANCE COMPANY



Date: September 12, 1997        BY: /S/ PETER V. TUTERS
                      Name:     Peter V. Tuters
                      Title:    Vice President and Chief
                      Investment Officer

                         EXHIBIT 1

            DIRECTORS AND EXECUTIVE OFFICERS
                           OF
              AMERICAN GENERAL CORPORATION

  The following information is provided with regard to the directors and executive officers of American General
Corporation, a holding company. The business address for each of the directors and executive officers of American
General is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise indicated.

                                        Present Principal
   Name and Business Address        Occupation or Employment


                        DIRECTORS

J. Evans Attwell                  Partner, Vinson & Elkins L.L.P.
Vinson & Elkins L.L.P.            (attorneys)
2500 First City Tower
1001 Fannin
Houston, Texas 77002-6760

James S. D'Agostino, Jr.          President, American General
                                  Corporation

Brady F. Carruth                  President & Chief Executive
Gulf Coast Capital Corporation    Officer, Gulf Coast Capital
8633 Antelope Drive               Corporation
Houston, Texas 77063

W. Lipscomb Davis, Jr.            Partner, Hillsboro
Hillsboro Enterprises             Enterprises (investments)
201 4th Ave. North, Suite 1390
Nashville, Tennessee 37219

Robert M. Devlin                  Chairman and Chief
                                  Executive Officer,
                                  American General Corporation

Larry D. Horner                   Chairman, Pacific USA
Pacific USA Holdings Corp.        Holdings
110 East 59th Street, Fifth       Corp.(real estate and
Floor                             thrift operations)
New York, New York 10002

Richard J.V. Johnson              Chairman and Publisher, The
The Houston Chronicle             Houston Chronicle
801 Texas Avenue                  (newspaper publishing)
Houston, Texas 77002

Michael E. Murphy                 Vice Chairman
Sara Lee Corporation              Sara Lee Corporation
3 First National Plaza
Chicago, Illinois 60602

Jon P. Newton                     Vice Chairman, American
                                  General Corporation

Robert E. Smittcamp               President and Chief
Lyons-Magnus Co., Inc.            Executive Officer,
1636 South Second Street          Lyons-Magnus Co., Inc.
Fresno, California 93702          (food processor)

Anne M. Tatlock                   President, Fiduciary Trust
Fiduciary Trust Company           Company International
   International                  (investment management)
2 World Trade Center, Suite 9400
New York, New York 10048-0772


                   EXECUTIVE OFFICERS
  (In addition to those Executive Officers who are also
                       Directors)

Michael G. Atnip                 Senior Vice President - Operations Support,
                                 American General Corporation

Mark S. Berg                     Senior Vice President and General Counsel,
                                 American General Corporation

Albert E. Haines                 Senior Vice President -
                                 Administration,
                                 American General Corporation

Ellen H. Masterson               Senior Vice President and Chief Financial
                                 Officer,
                                 American General Corporation

Nicholas R. Rasmussen            Senior Vice President -
                                 Corporate Development,
                                 American General Corporation

Carl J. Santillo                 Senior Vice President
                                 American General Corporation

Peter V. Tuters                  Senior Vice President and
                                 Chief Investment Officer,
                                 American General Corporation

James L. Gleaves                 Vice President and Treasurer,
                                 American General Corporation

Pamela J. Penny                  Vice President and
                                 Controller,
                                 American General Corporation

John A. Adkins                   Associate General Counsel and
                                 Corporate Secretary,
                                 American General Corporation